UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 23, 2007

Michael L. Jines
Senior Vice President and General Counsel
Reliant Energy, Inc.
P.O. Box 1384
Houston, TX 77251

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2007

Re: Reliant Energy, Inc.

Dear Mr. Jines:

This is in regard to your letter dated February 21, 2007 concerning the shareholder proposal submitted by Seneca Capital, L.P. for inclusion in Reliant Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Reliant Energy therefore withdraws its January 16, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Doug Hirsch
Managing Member
Seneca Capital, L.P.
590 Madison Avenue, 28th Floor
New York, NY 10022

Reliant Energy™

Michael L. Jines
Senior Vice President and
General Counsel

P.O. Box 1384
Houston, TX 77251
Voice: 713-497-7465
Fax: 713-497-0140

January 16, 2007

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street
Washington, DC 20549

Re: Reliant Energy, Inc. – Omission of Stockholder Proposal of Seneca Capital, L.P.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Reliant Energy, Inc., a Delaware corporation (the "Company"), is hereby submitting this letter to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal and supporting statement thereof (the "Proposal") submitted by Seneca Capital, L.P. (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "2007 Annual Meeting"). The Proposal and all related correspondence are attached hereto as Exhibit A.

The Company expects to file its definitive Proxy Materials with the Commission on or about April 6, 2007. Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and Exhibit A. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company only.

I. The Proposal

On December 18, 2006, the Company received the Proposal for inclusion in its Proxy Materials. The text of the Proposal is reprinted below as it was submitted to the Company:

> RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, the stockholders of Reliant Energy, Inc. ("Reliant Energy" or the "Company") hereby amend Article III of the Company's Bylaws by adding a new Section 5 and renumbering the existing Sections 5 through 11 as Sections 6 through 12:
>
> > <u>Section 5</u>. <u>Proxy Access For Certain Candidates Nominated by Stockholders</u>. Notwithstanding any other provision of these Bylaws to the contrary, the Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this Section 5 (the "Qualified Nominator"), and allow stockholders to vote with respect to such nominee on the Company's proxy card for that meeting. Each Qualified Nominator may nominate one candidate for election at a meeting.
> >
> > To be eligible, a Qualified Nominator must:
> >
> > (a) have beneficially owned 3% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;
> >
> > (b) provide written notice received by the Company's Secretary within the time period specified in Section 4 of Article III of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to herein as the "Disclosure") and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Qualified Nominator, proof of ownership of the Required Shares; and
> >
> > (c) execute an undertaking that it agrees to (i) assume all liability of any violation of law or regulation arising out of the Qualified Nominator's communications with stockholders, including the Disclosure (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and

regulations relating thereto.

The Qualified Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Company's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this Section 5 and SEC rules.

II. GROUNDS FOR OMISSION

1. Rule 14a-8(i)(8) – Relates to Election of Directors

Rule 14a-8(i)(8) permits the exclusion of a stockholder proposal from a company's proxy materials when the proposal "relates to an election for membership on the company's board of directors or analogous governing body." As discussed below, Commission statements and Staff precedent in this regard support our view that the Proposal is excludable under Rule 14a-8(i)(8) since the Proposal would establish a procedure that may result in contested elections of directors.

The Commission has stated that "the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or *effecting reforms in elections* of that nature, since other proxy rules . . . are applicable thereto." SEC Release No. 34-12598 (July 7, 1976) (emphasis added). Specifically, the Staff has consistently and on multiple occasions permitted exclusion of proposals and supporting materials with respect to similar proposals in reliance on Rule 14a-8(i)(8) (or its predecessor Rule 14a-8(c)(8)) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." *See AOL Time Warner Inc.* (avail. Feb. 28, 2003); *Eastman Kodak Co.* (avail. Feb. 28, 2003); *Exxon Mobil Corp. (avail. Feb. 28, 2003)*; *Sears, Roebuck & Co.* (avail. Feb. 28, 2003); *The Bank of New York Co., Inc.* (avail. Feb. 28, 2003); *Citigroup Inc.* (avail. April 14, 2003) (Recon.) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns three percent or more of the company's outstanding common stock).

Further, the Staff has permitted numerous companies to exclude, in reliance on Rule 14a-8(i)(8), stockholder proposals that sought to require that, if beneficial owners of at least three percent of the company's common stock nominated candidates for the board of directors, the company would include the names of those nominees in its proxy materials and afford stockholder the same opportunity to vote for those nominees as provided for the company's nominees. *See Wilshire Oil Co. of Texas* (avail. Mar. 28, 2003); *Oxford Health Plans, Inc.* (avail. Feb. 23, 2000) (in which the Staff noted: "It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under rule 14a-12."); *AT&T Corp.* (avail. Jan. 24, 2000); *BellSouth Corp.* (avail. Jan. 24, 2000); *The Coca-Cola Co.* (avail. Jan. 24, 2000); *Ford Motor Co.* (avail. Jan. 24, 2000); *Citigroup Inc.* (avail. Jan. 21, 2000); *Newmont Mining Corp.* (avail. Jan. 18, 2000); *Black & Decker Corp.* (avail. Jan. 18, 2000).[1] This extensive Staff precedent reflects the Commission's intention that Rule 14a-8(i)(8) is not the proper means to achieve election contests – regardless of whether a contest would result immediately or subsequently.[2]

Consistent with the Commission precedent noted above in which similar proposals have been omitted from proxy materials, the Proposal would establish a procedure that would result in contested elections of directors. As such, the Proposal provides that any "Qualified Nominator"

[1] *See also Merck & Co., Inc.* (avail. Jan. 25, 2004) (proposal requiring that the registrant include in its proxy materials an alternative slate of directors proposed by the ten largest stockholders of record); Goldfield Corp. (avail. April 9, 2002) (proposal requesting that company develop bylaws to "qualify nominees who have demonstrated a meaningful level of stockholder support and to provide them with free and equal ballot access."); *Storage Technology Corp.* (avail. Mar. 22, 2002) (permitting the exclusion of a stockholder proposal recommending that the company amend its bylaws to require the inclusion in its proxy materials of the name of each candidate for the board nominated by stockholders); *General Motors Corp.* (avail. Mar. 22, 2001) (concurring that the company could exclude a proposal asking it to publish the names of all director nominees and a "goals" statement); *United Road Services* (avail. May 5, 2000) (permitting exclusion of a proposal that would amend the bylaws to require that each duly-nominated director candidate be listed in the company's proxy materials and that the company's proxy materials contain the same type and amount of information about each such candidate); *Kmart Corp.* (avail. Mar. 23, 2000) (permitting the company to exclude a proposal requiring it to grant any two percent stockholder access to the proxy statement for the purpose of presenting a non-management candidate for election to the board); *Storage Technology Corp.* (avail. Mar. 11, 1998) (permitting exclusion of a proposal that the company amend its bylaws and charter to require that the proxy statement include a list of stockholder nominees for the board holding a certain number of the company's shares); *BellSouth Corp.* (avail. Feb. 4, 1998) (permitting exclusion of a proposal recommending a bylaw providing that stockholder nominees to the board would be included in the company's proxy materials); *Unocal Corp.* (avail. Feb. 8, 1991) (permitting exclusion of a proposal recommending a bylaw to require the company to include in its proxy materials the names of any stockholder's director nominees and information about the nominees "in the same manner as any, and all other nominees presented for election"); *Amoco Corp.* (avail. Feb. 14, 1990) (permitting exclusion of a proposal allowing stockholders representing over $100,000 in market value of company shares to nominate an individual for election through a "common ballot").

[2] The Commission previously suggested that this precedent did not apply to "direct access proposals," as described in the Commission's proposed revisions to Rule 14a-11. See Exchange Act Release No. 34-48626, n.74 (Oct. 14, 2003). However, recent precedent indicates that such an exception no longer exists. As the Staff stated in several no-action letters in 2005, "Given the passage of time since the proposal of rule 14a-11 ... without Commission action on that proposal, we have concluded that the position that the [S]taff intended to take... regarding the application of rule 14a-8 to proposals providing that the company become subject to the security holder nomination procedure in proposed rule 14a- 11 is no longer necessary or appropriate." *Qwest Communications International* (avail. Feb. 7, 2005); *Verizon Communications* (avail. Feb. 7, 2005); *Halliburton Co.* (avail. Feb. 7, 2005); *General Motors Corp.* (avail. Feb. 28, 2005). To the extent that the Staff nevertheless assesses the Proposal under proposed Rule 14a-11, we believe that the Proposal does not meet the requirements for a "direct access proposal" as it does not comport with proposed substantive requirements (e.g., the Proposal would allow each Qualified Nominator to include one candidate in the Company's proxy materials, as opposed to the range of nominees in the proposing release, the Proposal defines a "Qualified Nominator" as someone beneficially owning three percent or more of the Company's outstanding common stock instead of the proposed threshold of "more than 5%" and the Proposal does not require that the Qualified Nominator "intend to continue to hold those securities through the date of the subject election of directors"). The Proponent is also ineligible to submit a Proposed Rule 14a-11 proposal as it owned less than one percent of the Company's outstanding shares on the date that it submitted the Proposal (based on the Proponent's ownership information set forth in Exhibit A hereto).

can nominate a candidate for the Board of Directors and that the names of such candidates must be included on the proxy card and other information, including a statement in support of each nominee's candidacy, must be included in the Proxy Materials. Consistent with its fiduciary duties, the Board of Directors of the Company nominates a full slate of candidates for all available seats on the Board of Directors, and so the Proposal would necessarily result in a procedure that results in contested elections because it would require the Company to include in the Proxy Materials one or more additional candidates who would run in opposition to the Board's candidates for a fixed number of seats. As such, the Proposal may properly be omitted because it seeks to establish a procedure that would result in contested elections of directors in direct violation of Rule 14a-8(i)(8).

We recognize that the Commission has deferred from its December 13, 2006 meeting its consideration of the issues raised by the decision of the United States Court of Appeals for the Second Circuit in *American Federation of State, County & Municipal Employees, Employees Pension Plan v. American International Group, Inc.*, 462 F.3d 121 (2d Cir. 2006) ("*AFSCME v. AIG*"). It is important to note, however, that the Staff's authority with respect to the Company's request that it concur with the Company's decision to exclude the Proposal is not limited by the decision of the Second Circuit Court of Appeals. The *AFSCME v. AIG* decision is only binding on the Staff within the Second Circuit, and the Company's omission of the Proposal from its Proxy Materials for the 2007 Annual Stockholders Meeting will occur outside of the Second Circuit. The United States Court of Appeals for the Fifth Circuit is the applicable jurisdiction because the Company is headquartered in Texas and will hold its annual meeting there. That court has noted that generally recognized principle that it is not bound by the decisions of other circuits. *See, e.g., U.S. v. Phillips*, 210 F.3d 345, 351 n.4 (5th Cir. 2000) (even where courts of other circuits have adopted precedent of Fifth Circuit, the court "of course, [is] not bound" by the case law and decisions of such other circuit). Accordingly, the Staff's ability to concur that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(8) is not constrained by the Second Circuit decision and it should do so for the reasons set forth above.

2. <u>Rule 14a-8(i)(3) – Violation of Proxy Rules</u>

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal from a company's proxy materials when "the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Proposal would implement procedures that are inconsistent with the Commission's proxy rules including Rule 14a-12 and other rules governing proxy contests promulgated by the Commission. For example, the Commission's rules require that persons seeking to solicit proxies in support of an opposition slate of directors file and deliver a separate proxy statement. The Proposal would result in the nominees of any three percent shareholder being included in the Company's proxy materials, which would require the Company to file and deliver to shareholders proxy information regarding contested elections that it has not prepared and over the contest of which it has no control. The inclusion of such information in the Company's proxy materials would create confusion and would be contrary to the Commission's current policies and procedures that require that disclosure regarding nominations of directors in opposition of those selected by the Company stand apart from the general proxy disclosure of the Company.

3. Rule 14a-8(i)(6) – Absence of Power/Authority

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." In 1998, the Commission noted that while exclusion would not normally be justified if the proposal merely requires a company to ask for cooperation from a third party, see, e.g., Northeast Utilities System (Nov. 7, 1996) (proposal that the company ask a third party to coordinate annual meetings held by public companies), exclusion may be justified where implementing the proposal would require intervening action by independent third parties. See Release No 34-40018 (May 21, 1998) at note 20.

The Proposal would, if implemented, require the Company to permit certain shareholders to require the Company to include their candidate for the Board of Directors in the Company's proxy statement along with certain disclosure information as well as a 500-word supporting statement. Because the Company has liability for its proxy statement, requiring the inclusion of information that is provided by someone over whom the Company has no control opens the Company to potential risk and litigation. The last sentence of the Proposal acknowledges this problem and seeks to solve it by requiring that: "The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with this Section 5 and SEC Rules." This requirement is inherently beyond the power of the Company to implement. Any such dispute resolution procedure would, by its nature, require the intervening action by third parties over whom the Company has no control (an independent third party). The Board of Directors cannot create a procedure that will ensure that an insurgent shareholder, as an independent third party, will be reasonable and will cooperate with the Company in resolving disputes over whether that shareholders' disclosure information and 500-word statement of support are accurate and comply with securities laws, especially Rule 14a-9. Because any resolution of disputes over whether the disclosure and 500-word statement comply with Commission rules necessarily depends on the intervention of independent third parties (an insurgent shareholder), the Board of Directors of the Company simply lacks the power to implement the Proposal and the Company may exclude the Proposal pursuant to Rule 14a-8(i)(6).

III. CONCLUSION

The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's Proxy Materials for the 2007 Annual Meeting. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response.

If you have any questions or would like any additional information regarding this matter, please do not hesitate to contact the undersigned at 713 497-7465.

Sincerely,

Michael L. Jines

Attachments

cc: Seneca Capital, L.P.

Exhibit A

SENECA CAPITAL
INVESTMENT PARTNERSHIP

December 18, 2006

BY FEDERAL EXPRESS AND FACSIMILE

Reliant Energy, Inc.
P.O. Box 1384
Houston, Texas 77251-1384
Attention: Corporate Secretary

Facsimile: 713-497-0140

Re: Shareholder Proposal of Seneca Capital, L.P.

Ladies and Gentlemen:

Seneca Capital, L.P. currently owns, and has continuously owned, at least $2,000 in market value of the shares of the common stock, $1 par value (the "Common Stock"), of Reliant Energy, Inc. (the "Company") for more than 1 year as of today's date. Seneca Capital, L.P. intends to continue to hold at least $2,000 in market value of the Company's Common Stock through the date of the Company's 2007 annual meeting of shareholders.

Pursuant to Rule 14a-8, Seneca Capital, L.P. is hereby submitting the enclosed shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2007 annual meeting of shareholders.

Please contact us if you would like to discuss the Proposal or if you have any questions.

Very truly yours,

SENECA CAPITAL, L.P.

By: SENECA CAPITAL ADVISORS, LLC, its general partner

By: ____________
Name: Doug Hirsch
Title: Managing Member

590 Madison Avenue, 28th Floor, New York, NY 10022 Tel. (212) 371-1300 Fax (212) 758-6060

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, the stockholders of Reliant Energy, Inc. ("Reliant Energy" or the "Company") hereby amend Article III the Company's Bylaws by adding a new Section 5, and renumbering the existing Sections 5 through 11 as Sections 6 through 12:

Section 5. Proxy Access For Certain Candidates Nominated By Stockholders. Notwithstanding any other provisions of these Bylaws to the contrary, the Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this Section 5 (the "Qualified Nominator"), and allow stockholders to vote with respect to such nominee on the Company's proxy card for that meeting. Each Qualified Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Qualified Nominator must:

(a) have beneficially owned 3% or more of the Company's outstanding common stock (the 'Required Shares') for at least one year;

(b) provide written notice received by the Company's Secretary within the time period specified in Section 4 of Article III of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to herein as the 'Disclosure') and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Qualified Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability of any violation of law or regulation arising out of the Qualified Nominator's communications with stockholders, including the Disclosure (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and regulations relating thereto.

The Qualified Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Company's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this Section 5 and SEC Rules.

SUPPORTING STATEMENT

The Company's stockholders currently have little control over the process by which director candidates are nominated. Stockholders whose suggested nominees are not supported by the Company have no recourse other than sponsoring a dissident election campaign, which can be a

prohibitively expensive process. We believe that access to the proxy for purposes of electing a director nominated by stockholders is an effective mechanism for ensuring accountability.

WE URGE YOU TO VOTE "YES" FOR PROXY ACCESS.

Reliant Energy™

Michael L. Jines
Senior Vice President and
General Counsel

P.O. Box 1384
Houston, TX 77251
Voice: 713-497-7465
Fax: 713-497-0140

December 29, 2006

Via Federal Express and Facsimile

Seneca Capital, L.P.
590 Madison Avenue, 28th Floor
New York, NY 10022
Attention: Mr. Doug Hirsch
Facsimile: (212) 758-6060

Dear Mr. Hirsch,

We are in receipt of the letter dated December 18, 2006 in which you proposed, on behalf of Seneca Capital, L.P., that Reliant Energy, Inc. (the "Company") include a resolution in its proxy materials and present the same to a vote of the Company's stockholders at the Company's 2007 annual meeting of stockholders. We have reviewed your proposal in the context of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, which governs the qualifications a stockholder must meet, as well as the procedures, for making a proper proposal and the bases on which the Company may exclude a stockholder proposal from its proxy statement.

Seneca Capital, L.P. has not established its eligibility to make a proposal in accordance with Rule 14a-8. The Company's records indicate that Seneca Capital, L.P. has been a continuous record holder of at least $2,000 worth of the Company's stock since March 9, 2006, which is less than one year from the date the proposal was submitted. In order to establish Seneca Capital, L.P.'s eligibility to include a proposal in our proxy statement, please provide us with adequate evidence as required by Rule 14a-8(b)(2), such as a written statement from the former record holder of Seneca Capital, L.P.'s securities, verifying that Seneca Capital, L.P. had continuously held the required securities of the Company for a period beginning at least one year prior to the time the proposal was submitted and ending no earlier than the time Seneca Capital, L.P. became a record holder of the Company.

A response providing this information must be post-marked or transmitted electronically to us no later than 14 days from the date you receive this letter. Should eligibility be properly established by complying with the procedures set forth above, we will further evaluate the proposal contained in your December 18, 2006 letter, and we reserve the right to seek to exclude the proposal if in the Company's judgment the exclusion of such proposal in the proxy materials would be in accordance with the Securities and Exchange Commission proxy rules.

Thank you for your interest in the Company.

Very truly yours,

Michael L. Jines

SENECA CAPITAL
INVESTMENT PARTNERSHIP

January 12, 2007

BY FEDERAL EXPRESS AND FACSIMILE

Reliant Energy, Inc.
P.O. Box 1384
Houston, Texas 77251-1384
Attention: Michael L. Jines

Facsimile: 713-497-0140

Re: Shareholder Proposal of Seneca Capital, L.P.

Dear Mr. Jines:

In response to your letter dated December 29, 2006, please find enclosed a written statement from Bear, Stearns Securities Corp., record holder of Reliant Energy, Inc. (the "Company") common stock, $1 par value (the "Common Stock"), which confirms that at the time Seneca Capital, L.P. submitted its proposal and supporting statement to the Company for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2007 annual meeting of shareholders, Seneca Capital, L.P. owned in excess of $2,000 in market value of the Company's Common Stock continuously for over a year.

This letter also will serve to reaffirm Seneca Capital, L.P.'s intention to hold at least $2,000 in market value of the Company's Common Stock through the date of the Company's 2007 annual meeting when its shareholder proposal will be considered. We also intend to have an agent of Seneca Capital, L.P. attend and present the proposal at the Company's 2007 annual meeting.

Please contact us if you have any further questions.

Very truly yours,

SENECA CAPITAL, L.P.

By: SENECA CAPITAL ADVISORS, LLC, its general partner

By: ____________________
Name: Doug Hirsch
Title: Managing Member

BEAR STEARNS

Bear, Stearns Securities Corp.
One MetroTech Center North
Brooklyn, NY 11201
Tel (347) 643-1000
www.globalclearing.com

January 11, 2007

Seneca Capital LP
590 Madison Avenue, 28th Floor
New York, NY 10022-8592

Re: Reliant Energy Inc. Common Stock, $1 par value; Cusip : 75952B105 (the "Stocks")

Dear Sir or Madam:

Please allow this letter to verify the market value of Seneca Capital LP (the "Fund") holdings in the Stocks.

The Fund maintains a certain account (the "Account") with Bear, Stearns Securities Corp. ("BSSC"). According to the records of BSSC, as of December 18, 2005 through the date hereof, the Fund, via the Account, has been the beneficial owner of the Stocks and has continuously held in excess of $2,000.00 in market value of the Stocks.

Very truly yours,
Bear, Stearns Securities Corp.

By: [signature]
John Callanan
Senior Managing Director

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7550
DIRECT DIAL
202-661-8200
EMAIL ADDRESS DIAL
MROGAN@SKADDEN.COM

January 29, 2007

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street
Washington, DC 20549

RE: Reliant Energy, Inc. – Omission of Stockholder Proposal of Seneca Capital, L.P.

Dear Sir or Madam:

On behalf of Reliant Energy, Inc. (the "Company"), we are submitting the following information to supplement the Company's letter dated January 16, 2007 (i) a complaint that was filed today by the Company in the U.S. District Court for the Southern District of Texas and (ii) a related press release issued today by the Company. The complaint seeks a declaratory judgment that the Company may properly omit the stockholder proposal that is the subject of the Company's January 16, 2007 letter to the Commission from its proxy materials.

Sincerely yours,

Michael P. Rogan

Enclosures
cc: Seneca Capital, L.P.

JS 44 (Rev. 11/04)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS
RELIANT ENERGY, INC.

DEFENDANTS
Seneca Capital, L.P.

(b) County of Residence of First Listed Plaintiff Harris
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed Defendant
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)
Charles W. Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP, 1000 Louisiana, Suite 6800, Houston, Texas 77002

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury - Med. Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence
- Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt.Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity): Securities Exchange Act of 1934 and 17 C.F.R. § 240.14a-8

Brief description of cause: Declaratory judgment that plaintiff may omit certain information from proxy materials.

VII. REQUESTED IN COMPLAINT: ☐ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 DEMAND $

CHECK YES only if demanded in complaint: JURY DEMAND: ☐ Yes ☒ No

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE DOCKET NUMBER

DATE 1/29/07 SIGNATURE OF ATTORNEY OF RECORD Chas. Schwartz

FOR OFFICE USE ONLY

RECEIPT # AMOUNT APPLYING IFP JUDGE MAG. JUDGE

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RELIANT ENERGY, INC., Plaintiff,	§	
	§	Case No. ________
v.	§	
	§	**COMPLAINT**
SENECA CAPITAL, L.P., Defendant.	§	

Plaintiff Reliant Energy, Inc. ("Reliant" or the "Company") files this Complaint for declaratory relief pursuant to FED. R. CIV. P. 57 and 28 U.S.C. §§ 2201 and 2202 against Seneca Capital, L.P. ("Seneca") as follows:

NATURE OF ACTION

1. Reliant seeks a declaratory judgment that it may properly omit from the proxy materials (the "Proxy Materials") to be distributed by Reliant in connection with its 2007 annual meeting of stockholders (the "2007 Annual Meeting") a proposal and supporting statement (the "Proposal") submitted by Seneca, a Reliant stockholder, to Reliant on December 18, 2006. The Proposal seeks the amendment of the Company's Bylaws regarding the nomination and election of persons to the Reliant Board of Directors.

2. A company's obligation to include a stockholder proposal in its proxy materials is addressed at 17 C.F.R. § 240.14a-8.[1] Rule 14a-8 outlines specific exceptions under which a company may exclude an otherwise properly-submitted stockholder proposal from its proxy materials. The Proposal falls within the exceptions outlined at 17 C.F.R. §

[1] This C.F.R. provision is commonly referred to as Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act").

14a-8(i)(3) (violation of proxy rules), (6) (absence of power/authority), and (8) (proposals related to election for membership on a company's board of directors). Accordingly, Reliant is not required to include the Proposal in the Proxy Materials to be distributed in connection with its 2007 Annual Meeting.

3. Reliant believes that the Proposal is outside the mainstream of corporate governance, is not in the best interests of the Company's stockholders, and should not be submitted in the Proxy Materials.

4. The Securities and Exchange Commission (the "Commission"), through rules in place for many years, has concluded that stockholder proposals regarding director elections should be excluded from a company's proxy materials, and instead should be included in proxy materials filed by a stockholder itself. This well-reasoned approach furthers important public policies. For instance, it (a) reduces the risk that a single minority stockholder can nominate a director whose loyalty runs to the specific stockholder rather than the stockholders generally, (b) reduces the potential for divisive and expensive director elections, (c) enhances management and the Board's ability to focus on business matters as opposed to serial proxy contests, and (d) ensures that a nominating stockholder, as opposed to a company, bears the costs of such director nominations. Recognizing that stockholders need a vehicle to nominate directors, the Commission created a different set of regulations, including Commission Rule 14a-12, that allow stockholders to nominate directors in a proxy statement that they create and file. The Commission's approach here struck an appropriate balance among the various public policies served by the securities laws. Seneca's approach would upset this balance. Rather than promoting good corporate governance, it would undermine it.

5. Until recently, the interpretation of Rule 14a-8(i)(8) was not in doubt, as the Commission repeatedly stated that companies were not required to include in their proxy materials proposals such as that submitted by Seneca. Last fall, however, the Second Circuit held that such proposals did not fall within the Rule 14a-8(i)(8) exemption. Reliant respectfully disagrees with the Second Circuit's conclusion and, more importantly, believes that including the Proposal in the Company's Proxy Materials is not in the best interests of Reliant's stockholders. Indeed, in the wake of the Second Circuit's decision, the Commission has been working on a "carefully considered proposal that will ensure there is one, clear rule to protect investors' interests." Reliant believes that the Proposal—which fails to include many important safeguards that the Commission's earlier proposals on this subject included—would subvert both public policy and be inconsistent with whatever the Commission ultimately proposes. Accordingly, Reliant seeks a declaratory judgment that it is not required to include the Proposal in its Proxy Materials.

THE PARTIES

6. Plaintiff Reliant Energy, Inc. is a corporation organized under the laws of Delaware with its principal place of business located at 1000 Main St., Houston, Texas 77002.

7. Defendant Seneca Capital, L.P. is a Delaware limited partnership. Seneca may be served with process by service on Doug Hirsch, Managing Member of Seneca Capital Advisors, LLC, Seneca's general partner, at 590 Madison Avenue, 28th Floor, New York, New York 10022 or on its registered agent for service of process.

JURISDICTION AND VENUE

8. This Court has jurisdiction over Reliant's claim for declaratory relief pursuant to 28 U.S.C. § 1331 because the action arises under the Securities Exchange Act of 1934 (the "Exchange Act") and 17 C.F.R. § 240.14a-8, as hereinafter more fully appears.

9. Jurisdiction over Seneca is proper because Seneca is doing business in the State of Texas, including through its continuing contacts with Reliant in the State of Texas and through its request to Reliant in Houston that Reliant include the Proposal in the Proxy Materials for stockholders to vote on at the annual stockholder meeting in Houston.

10. Venue is proper in this District under 28 U.S.C. § 1391 because a substantial part of the events giving rise to the claim occurred in this district.

PLAINTIFF'S STATEMENT OF FACTS

11. On December 18, 2006, Seneca submitted to Reliant the Proposal and asked that it be included in Reliant's Proxy Materials and submitted to a vote of stockholders at Reliant's 2007 Annual Meeting.

12. The Proposal seeks the amendment of Reliant's Bylaws regarding the nomination and election of persons to the Reliant Board of Directors. The Proposal seeks to amend Reliant's Bylaws by adding the following provision:

> Section 5. Proxy Access For Certain Candidates Nominated by Stockholders. Notwithstanding any other provisions of these Bylaws to the contrary, the Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this Section 5 (the "Qualified Nominator"), and allow stockholders to vote with respect to such nominee on the Company's proxy card for that meeting. Each Qualified Nominator may nominate one candidate for election at a meeting.

> To be eligible to make a nomination, a Qualified Nominator must:
>
> (a) have beneficially owned 3% or more of the Company's outstanding common stock (the 'Required Shares') for at least one year;
>
> . . .
>
> (c) execute an undertaking that it agrees to (i) assume all liability of any violation of law or regulation arising out of the Qualified Nominator's communications with stockholders, including the Disclosure (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and regulations relating thereto.
>
> The Qualified Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement'), at the time the Disclosure is submitted to the Company's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this Section 5 and SEC Rules.

13. Rule 14a-8(i) establishes thirteen exceptions to the general rule requiring companies to include properly-presented stockholder proposals in proxy materials. If an otherwise properly-presented stockholder proposal falls within one of these thirteen exceptions, a company may exclude that proposal from a company's proxy materials. Included in the exceptions are the following:

> (3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
>
> (6) Absence of power/authority: If a company would lack the power or authority to implement the proposal; or
>
> (8) Relates to election: If the proposal relates to an election for membership on a company's board of directors or analogous governing body.

17 C.F.R. § 240.14a-8(i)(3), (6), and (8).

14. If a company intends to exclude a stockholder proposal from its proxy materials, it must file a statement of its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement. 17 C.F.R. § 240.14a-8(j). If the Staff in the Division of Corporation Finance (the "Staff") agrees with a company's reasons for excluding a stockholder proposal from its proxy materials, the Staff issues a "no action" letter, confirming that the Staff will not recommend an enforcement action in response to a company's exclusion of the proposal from its proxy materials in reliance on Rule 14a-8(i)(8).

15. Reliant expects to file its definitive Proxy Materials with the Commission on or about April 6, 2007.

16. On January 16, 2007, Reliant timely filed with the Commission its reasons for exclusion of the Proposal from the Proxy Materials and requested the concurrence of the Staff with Reliant's view that, pursuant to Rule 14a-8(i)(3), (6), and (8), the Proposal may properly be omitted from the Proxy Materials. A copy of Reliant's submission to the Commission is attached as Exhibit A. As of the date of this filing, the Commission has not responded to Reliant's January 16, 2007 submission.

17. The Commission has developed a comprehensive regulatory framework concerning the securities markets, including regulations governing the nomination and election of a corporation's directors. This regulatory framework does not allow direct access to a company's proxy materials for inclusion of stockholder nominees for a contested election to a board of directors. Rather, stockholders may nominate directors by (a) submitting a nomination to the Company, pursuant to Article III, Section 4 of the Company Bylaws and (b) filing a proxy statement, at their own expense, with the Commission pursuant to Rule 14a-12 and other rules governing proxy contests promulgated by the

Commission. Seneca seeks to develop a procedure that would circumvent the Rule 14a-8(i)(8) exclusion by first amending the corporate bylaws, followed the next year with nomination of candidates that the Company would be required to include within its proxy materials, which absent the bylaw amendment, would be prohibited under Rule 14a-(8)(i)(8) and would result in contested elections of directors, without the proponent filing its own proxy materials.

18. The Commission has rejected similar efforts to bypass Rule 14a-8(i)(8). The Commission has repeatedly concluded in recent years that a stockholder proposal submitted under Rule 14a-8 is not the proper means to achieve an election contest. Specifically, the Staff has issued "no action" letters, permitting the exclusion of proposals similar to that proposed by Seneca under Rule 14a-8(i)(8). *See AOL Time Warner Inc.* (avail. Feb. 28, 2003); *Eastman Kodak Co.* (avail. Feb. 28, 2003); *Exxon Mobil Corp.* (avail. Feb. 28, 2003); *Sears, Roebuck & Co.* (avail. Feb. 28, 2003); *The Bank of New York Co., Inc.* (avail. Feb. 28, 2003); *Citigroup Inc.* (avail. April 14, 2003) (Recon.).

19. For example, in a "no action" letter issued to Oxford Health Plans, Inc. in February 2000, the Staff stated, "It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under rule 14a-12."

20. Consistent with its statutory and fiduciary duties, the Reliant Board of Directors annually nominates a full slate of candidates for all available board seats and submits the slate to the stockholders for election at the Company's annual meeting. The bylaw amendment sought by the Proposal would require the Company to include in its proxy

materials one or more additional candidates who would run in opposition to the Board's candidates for a fixed number of seats. Accordingly, the Company may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(8) as it would establish a procedure that may result in contested elections of directors.

21. Reliant has concluded that the Proposal should be excluded for multiple reasons, including that it (a) increases the risk that a single minority stockholder can nominate a director whose loyalty runs to the specific stockholder rather than the stockholders generally, (b) increases the potential for divisive and expensive director elections, (c) undermines management and the Board's ability to focus on business matters as opposed to serial proxy contests, (d) improperly shifts to the Company (and the Company's stockholders) the costs that should be borne by the nominating stockholder; and (e) is unnecessary because the Company has already adopted procedures that allow stockholders to nominate directors and campaign for them. The Commission, through its proxy rules, has established the mechanics as to how contested election campaigns should be conducted.

22. In addition, adoption of the Proposal would further establish a process that is inconsistent with the Commission's proxy rules, including Rule 14a-12 and other rules governing proxy contests promulgated by the Commission. Under the Commission's current rules, persons seeking to solicit proxies in support of an opposition slate of directors must file and deliver a separate proxy statement. The Proposal, in contrast, would result in the nominees of any three percent stockholder being included in the Company's Proxy Materials. The Company would be required to file and deliver to stockholders proxy information that it has not prepared regarding contested elections over which it has no

control. The inclusion of such information in the Company's proxy materials could create confusion and would be contrary to the Commission's current regulations. Accordingly, the Company may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(3).

23. Likewise, the Reliant Board lacks the power to implement the Proposal as it would require the Company to include a supporting statement prepared by someone over whom the Company has no control in the Company's Proxy Materials, opening the Company to potential risk and litigation. Because resolution of disputes over whether the stockholder disclosure and supporting statement comply with the Commission rules would depend on the intervention of independent third parties, the Company may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(6).

CLAIM FOR DECLARATORY RELIEF

24. Reliant seeks a declaration pursuant to 28 U.S.C. § 2201 that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3), (6), and (8).

25. The declaratory relief sought in this action will clarify and settle the legal relations between the parties and will afford relief from the uncertainty and controversy that presently exist with respect to the parties' respective rights and obligations under the Exchange Act.

PRAYER

WHEREFORE, Plaintiff Reliant prays for the following relief:

A. A declaration that Reliant may properly omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3), (6), and (8); and

B. Such other relief as to which it may be entitled.

Dated: January 29, 2007

Respectfully submitted,

/s/ Charles W. Schwartz

Charles W. Schwartz
State Bar No. 17861300
S.D. Tex. No. 603
Attorney in Charge
SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP
1000 Louisiana, Suite 6800
Houston, TX 77002
Telephone No.: 713-655-5160
Facsimile No.: 888-329-2286

OF COUNSEL:

Wallis M. Hampton
State Bar No. 00784199
Kelley M. Keller
State Bar No. 11198240
SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP
1000 Louisiana, Suite 6800
Houston, Texas 77002
Telephone No.: 713-655-5100
Facsimile No.: 888-329-6146

ATTORNEYS FOR PLAINTIFF
RELIANT ENERGY, INC.

Reliant Energy™

Michael L. Jines
Senior Vice President and
General Counsel

P.O. Box 1384
Houston, TX 77251
Voice: 713-497-7465
Fax: 713-497-0140

January 16, 2007

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street
Washington, DC 20549

Re: Reliant Energy, Inc. - Omission of Stockholder Proposal of Seneca Capital, L.P.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Reliant Energy, Inc., a Delaware corporation (the "Company"), is hereby submitting this letter to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal and supporting statement thereof (the "Proposal") submitted by Seneca Capital, L.P. (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "2007 Annual Meeting"). The Proposal and all related correspondence are attached hereto as Exhibit A.

The Company expects to file its definitive Proxy Materials with the Commission on or about April 6, 2007. Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and Exhibit A. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company only.

I. The Proposal

On December 18, 2006, the Company received the Proposal for inclusion in its Proxy Materials. The text of the Proposal is reprinted below as it was submitted to the Company:

> RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, the stockholders of Reliant Energy, Inc. ("Reliant Energy" or the "Company") hereby amend Article III of the Company's Bylaws by adding a new Section 5 and renumbering the existing Sections 5 through 11 as Sections 6 through 12:
>
> > Section 5. Proxy Access For Certain Candidates Nominated by Stockholders. Notwithstanding any other provision of these Bylaws to the contrary, the Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this Section 5 (the "Qualified Nominator"), and allow stockholders to vote with respect to such nominee on the Company's proxy card for that meeting. Each Qualified Nominator may nominate one candidate for election at a meeting.
> >
> > To be eligible, a Qualified Nominator must:
> >
> > (a) have beneficially owned 3% or more of the Company's outstanding common stock (the "Required Shares") continuously for at least one year;
> >
> > (b) provide written notice received by the Company's Secretary within the time period specified in Section 4 of Article III of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to herein as the "Disclosure") and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Qualified Nominator, proof of ownership of the Required Shares; and
> >
> > (c) execute an undertaking that it agrees to (i) assume all liability of any violation of law or regulation arising out of the Qualified Nominator's communications with stockholders, including the Disclosure (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and

> regulations relating thereto.
>
> The Qualified Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Company's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this Section 5 and SEC rules.

II. GROUNDS FOR OMISSION

1. <u>Rule 14a-8(i)(8) – Relates to Election of Directors</u>

Rule 14a-8(i)(8) permits the exclusion of a stockholder proposal from a company's proxy materials when the proposal "relates to an election for membership on the company's board of directors or analogous governing body." As discussed below, Commission statements and Staff precedent in this regard support our view that the Proposal is excludable under Rule 14a-8(i)(8) since the Proposal would establish a procedure that may result in contested elections of directors.

The Commission has stated that "the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or *effecting reforms in elections* of that nature, since other proxy rules . . . are applicable thereto." SEC Release No. 34-12598 (July 7, 1976) (emphasis added). Specifically, the Staff has consistently and on multiple occasions permitted exclusion of proposals and supporting materials with respect to similar proposals in reliance on Rule 14a-8(i)(8) (or its predecessor Rule 14a-8(c)(8)) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." *See AOL Time Warner Inc.* (avail. Feb. 28, 2003); *Eastman Kodak Co.* (avail. Feb. 28, 2003); *Exxon Mobil Corp. (avail. Feb. 28, 2003)*; *Sears, Roebuck & Co.* (avail. Feb. 28, 2003); *The Bank of New York Co., Inc.* (avail. Feb. 28, 2003); *Citigroup Inc.* (avail. April 14, 2003) (Recon.) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns three percent or more of the company's outstanding common stock).

Further, the Staff has permitted numerous companies to exclude, in reliance on Rule 14a-8(i)(8), stockholder proposals that sought to require that, if beneficial owners of at least three percent of the company's common stock nominated candidates for the board of directors, the company would include the names of those nominees in its proxy materials and afford stockholder the same opportunity to vote for those nominees as provided for the company's nominees. *See Wilshire Oil Co. of Texas* (avail. Mar. 28, 2003); *Oxford Health Plans, Inc.* (avail. Feb. 23, 2000) (in which the Staff noted: "It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under rule 14a-12."); *AT&T Corp.* (avail. Jan. 24, 2000); *BellSouth Corp.* (avail. Jan. 24, 2000); *The Coca-Cola Co.* (avail. Jan. 24, 2000); *Ford Motor Co.* (avail. Jan. 24, 2000); *Citigroup Inc.* (avail. Jan. 21, 2000); *Newmont Mining Corp.* (avail. Jan. 18, 2000); *Black & Decker Corp.* (avail. Jan. 18, 2000).[1] This extensive Staff precedent reflects the Commission's intention that Rule 14a-8(i)(8) is not the proper means to achieve election contests – regardless of whether a contest would result immediately or subsequently.[2]

Consistent with the Commission precedent noted above in which similar proposals have been omitted from proxy materials, the Proposal would establish a procedure that would result in contested elections of directors. As such, the Proposal provides that any "Qualified Nominator"

---

[1] *See also Merck & Co., Inc.* (avail. Jan. 25, 2004) (proposal requiring that the registrant include in its proxy materials an alternative slate of directors proposed by the ten largest stockholders of record); Goldfield Corp. (avail. April 9, 2002) (proposal requesting that company develop bylaws to "qualify nominees who have demonstrated a meaningful level of stockholder support and to provide them with free and equal ballot access."); *Storage Technology Corp.* (avail. Mar. 22, 2002) (permitting the exclusion of a stockholder proposal recommending that the company amend its bylaws to require the inclusion in its proxy materials of the name of each candidate for the board nominated by stockholders); *General Motors Corp.* (avail. Mar. 22, 2001) (concurring that the company could exclude a proposal asking it to publish the names of all director nominees and a "goals" statement); *United Road Services* (avail. May 5, 2000) (permitting exclusion of a proposal that would amend the bylaws to require that each duly-nominated director candidate be listed in the company's proxy materials and that the company's proxy materials contain the same type and amount of information about each such candidate); *Kmart Corp.* (avail. Mar. 23, 2000) (permitting the company to exclude a proposal requiring it to grant any two percent stockholder access to the proxy statement for the purpose of presenting a non-management candidate for election to the board); *Storage Technology Corp.* (avail. Mar. 11, 1998) (permitting exclusion of a proposal that the company amend its bylaws and charter to require that the proxy statement include a list of stockholder nominees for the board holding a certain number of the company's shares); *BellSouth Corp.* (avail. Feb. 4, 1998) (permitting exclusion of a proposal recommending a bylaw providing that stockholder nominees to the board would be included in the company's proxy materials); *Unocal Corp.* (avail. Feb. 8, 1991) (permitting exclusion of a proposal recommending a bylaw to require the company to include in its proxy materials the names of any stockholder's director nominees and information about the nominees "in the same manner as any, and all other nominees presented for election"); *Amoco Corp.* (avail. Feb. 14, 1990) (permitting exclusion of a proposal allowing stockholders representing over $100,000 in market value of company shares to nominate an individual for election through a "common ballot").

[2] The Commission previously suggested that this precedent did not apply to "direct access proposals," as described in the Commission's proposed revisions to Rule 14a-11. See Exchange Act Release No. 34-48626, n.74 (Oct. 14, 2003). However, recent precedent indicates that such an exception no longer exists. As the Staff stated in several no-action letters in 2005, "Given the passage of time since the proposal of rule 14a-11 ... without Commission action on that proposal, we have concluded that the position that the [S]taff intended to take... regarding the application of rule 14a-8 to proposals providing that the company become subject to the security holder nomination procedure in proposed rule 14a- 11 is no longer necessary or appropriate." *Qwest Communications International* (avail. Feb. 7, 2005); *Verizon Communications* (avail. Feb. 7, 2005); *Halliburton Co.* (avail. Feb. 7, 2005); *General Motors Corp.* (avail. Feb. 28, 2005). To the extent that the Staff nevertheless assesses the Proposal under proposed Rule 14a-11, we believe that the Proposal does not meet the requirements for a "direct access proposal" as it does not comport with proposed substantive requirements (e.g., the Proposal would allow each Qualified Nominator to include one candidate in the Company's proxy materials, as opposed to the range of nominees in the proposing release, the Proposal defines a "Qualified Nominator" as someone beneficially owning three percent or more of the Company's outstanding common stock instead of the proposed threshold of "more than 5%" and the Proposal does not require that the Qualified Nominator "intend to continue to hold those securities through the date of the subject election of directors"). The Proponent is also ineligible to submit a Proposed Rule 14a-11 proposal as it owned less than one percent of the Company's outstanding shares on the date that it submitted the Proposal (based on the Proponent's ownership information set forth in Exhibit A hereto).

can nominate a candidate for the Board of Directors and that the names of such candidates must be included on the proxy card and other information, including a statement in support of each nominee's candidacy, must be included in the Proxy Materials. Consistent with its fiduciary duties, the Board of Directors of the Company nominates a full slate of candidates for all available seats on the Board of Directors, and so the Proposal would necessarily result in a procedure that results in contested elections because it would require the Company to include in the Proxy Materials one or more additional candidates who would run in opposition to the Board's candidates for a fixed number of seats. As such, the Proposal may properly be omitted because it seeks to establish a procedure that would result in contested elections of directors in direct violation of Rule 14a-8(i)(8).

We recognize that the Commission has deferred from its December 13, 2006 meeting its consideration of the issues raised by the decision of the United States Court of Appeals for the Second Circuit in *American Federation of State, County & Municipal Employees, Employees Pension Plan v. American International Group, Inc.*, 462 F.3d 121 (2d Cir. 2006) ("*AFSCME v. AIG*"). It is important to note, however, that the Staff's authority with respect to the Company's request that it concur with the Company's decision to exclude the Proposal is not limited by the decision of the Second Circuit Court of Appeals. The *AFSCME v. AIG* decision is only binding on the Staff within the Second Circuit, and the Company's omission of the Proposal from its Proxy Materials for the 2007 Annual Stockholders Meeting will occur outside of the Second Circuit. The United States Court of Appeals for the Fifth Circuit is the applicable jurisdiction because the Company is headquartered in Texas and will hold its annual meeting there. That court has noted that generally recognized principle that it is not bound by the decisions of other circuits. *See, e.g., U.S. v. Phillips*, 210 F.3d 345, 351 n.4 (5th Cir. 2000) (even where courts of other circuits have adopted precedent of Fifth Circuit, the court "of course, [is] not bound" by the case law and decisions of such other circuit). Accordingly, the Staff's ability to concur that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(8) is not constrained by the Second Circuit decision and it should do so for the reasons set forth above.

2. Rule 14a-8(i)(3) – Violation of Proxy Rules

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal from a company's proxy materials when "the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Proposal would implement procedures that are inconsistent with the Commission's proxy rules including Rule 14a-12 and other rules governing proxy contests promulgated by the Commission. For example, the Commission's rules require that persons seeking to solicit proxies in support of an opposition slate of directors file and deliver a separate proxy statement. The Proposal would result in the nominees of any three percent shareholder being included in the Company's proxy materials, which would require the Company to file and deliver to shareholders proxy information regarding contested elections that it has not prepared and over the contest of which it has no control. The inclusion of such information in the Company's proxy materials would create confusion and would be contrary to the Commission's current policies and procedures that require that disclosure regarding nominations of directors in opposition of those selected by the Company stand apart from the general proxy disclosure of the Company.

3. Rule 14a-8(i)(6) – Absence of Power/Authority

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." In 1998, the Commission noted that while exclusion would not normally be justified if the proposal merely requires a company to ask for cooperation from a third party, see, e.g., Northeast Utilities System (Nov. 7, 1996) (proposal that the company ask a third party to coordinate annual meetings held by public companies), exclusion may be justified where implementing the proposal would require intervening action by independent third parties. See Release No 34-40018 (May 21, 1998) at note 20.

The Proposal would, if implemented, require the Company to permit certain shareholders to require the Company to include their candidate for the Board of Directors in the Company's proxy statement along with certain disclosure information as well as a 500-word supporting statement. Because the Company has liability for its proxy statement, requiring the inclusion of information that is provided by someone over whom the Company has no control opens the Company to potential risk and litigation. The last sentence of the Proposal acknowledges this problem and seeks to solve it by requiring that: "The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with this Section 5 and SEC Rules." This requirement is inherently beyond the power of the Company to implement. Any such dispute resolution procedure would, by its nature, require the intervening action by third parties over whom the Company has no control (an independent third party). The Board of Directors cannot create a procedure that will ensure that an insurgent shareholder, as an independent third party, will be reasonable and will cooperate with the Company in resolving disputes over whether that shareholders' disclosure information and 500-word statement of support are accurate and comply with securities laws, especially Rule 14a-9. Because any resolution of disputes over whether the disclosure and 500-word statement comply with Commission rules necessarily depends on the intervention of independent third parties (an insurgent shareholder), the Board of Directors of the Company simply lacks the power to implement the Proposal and the Company may exclude the Proposal pursuant to Rule 14a-8(i)(6).

III. CONCLUSION

The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's Proxy Materials for the 2007 Annual Meeting. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response.

If you have any questions or would like any additional information regarding this matter, please do not hesitate to contact the undersigned at 713 497-7465.

Sincerely,

Michael L. Jines

Attachments

cc: Seneca Capital, L.P.

Exhibit A

SENECA CAPITAL
INVESTMENT PARTNERSHIP

December 18, 2006

BY FEDERAL EXPRESS AND FACSIMILE

Reliant Energy, Inc.
P.O. Box 1384
Houston, Texas 77251-1384
Attention: Corporate Secretary

Facsimile: 713-497-0140

Re: Shareholder Proposal of Seneca Capital, L.P.

Ladies and Gentlemen:

Seneca Capital, L.P. currently owns, and has continuously owned, at least $2,000 in market value of the shares of the common stock, $1 par value (the "Common Stock"), of Reliant Energy, Inc. (the "Company") for more than 1 year as of today's date. Seneca Capital, L.P. intends to continue to hold at least $2,000 in market value of the Company's Common Stock through the date of the Company's 2007 annual meeting of shareholders.

Pursuant to Rule 14a-8, Seneca Capital, L.P. is hereby submitting the enclosed shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2007 annual meeting of shareholders.

Please contact us if you would like to discuss the Proposal or if you have any questions.

Very truly yours,

SENECA CAPITAL, L.P.

By: SENECA CAPITAL ADVISORS, LLC, its general partner

By: ____________________
Name: Doug Hirsch
Title: Managing Member

590 Madison Avenue, 28th Floor, New York, NY 10022 Tel. (212) 371-1300 Fax (212) 758-6060

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, the stockholders of Reliant Energy, Inc. ("Reliant Energy" or the "Company") hereby amend Article III the Company's Bylaws by adding a new Section 5, and renumbering the existing Sections 5 through 11 as Sections 6 through 12:

Section 5. Proxy Access For Certain Candidates Nominated By Stockholders. Notwithstanding any other provisions of these Bylaws to the contrary, the Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this Section 5 (the "Qualified Nominator"), and allow stockholders to vote with respect to such nominee on the Company's proxy card for that meeting. Each Qualified Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Qualified Nominator must:

(a) have beneficially owned 3% or more of the Company's outstanding common stock (the 'Required Shares') for at least one year;

(b) provide written notice received by the Company's Secretary within the time period specified in Section 4 of Article III of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to herein as the 'Disclosure') and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Qualified Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability of any violation of law or regulation arising out of the Qualified Nominator's communications with stockholders, including the Disclosure (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and regulations relating thereto.

The Qualified Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Company's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this Section 5 and SEC Rules.

SUPPORTING STATEMENT

The Company's stockholders currently have little control over the process by which director candidates are nominated. Stockholders whose suggested nominees are not supported by the Company have no recourse other than sponsoring a dissident election campaign, which can be a

prohibitively expensive process. We believe that access to the proxy for purposes of electing a director nominated by stockholders is an effective mechanism for ensuring accountability.

WE URGE YOU TO VOTE "YES" FOR PROXY ACCESS.

Reliant Energy™

Michael L. Jines
Senior Vice President and
General Counsel

P.O. Box 1384
Houston, TX 77251
Voice: 713-497-7465
Fax: 713-497-0140

December 29, 2006

Via Federal Express and Facsimile

Seneca Capital, L.P.
590 Madison Avenue, 28th Floor
New York, NY 10022
Attention: Mr. Doug Hirsch
Facsimile: (212) 758-6060

Dear Mr. Hirsch,

We are in receipt of the letter dated December 18, 2006 in which you proposed, on behalf of Seneca Capital, L.P., that Reliant Energy, Inc. (the "Company") include a resolution in its proxy materials and present the same to a vote of the Company's stockholders at the Company's 2007 annual meeting of stockholders. We have reviewed your proposal in the context of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, which governs the qualifications a stockholder must meet, as well as the procedures, for making a proper proposal and the bases on which the Company may exclude a stockholder proposal from its proxy statement.

Seneca Capital, L.P. has not established its eligibility to make a proposal in accordance with Rule 14a-8. The Company's records indicate that Seneca Capital, L.P. has been a continuous record holder of at least $2,000 worth of the Company's stock since March 9, 2006, which is less than one year from the date the proposal was submitted. In order to establish Seneca Capital, L.P.'s eligibility to include a proposal in our proxy statement, please provide us with adequate evidence as required by Rule 14a-8(b)(2), such as a written statement from the former record holder of Seneca Capital, L.P.'s securities, verifying that Seneca Capital, L.P. had continuously held the required securities of the Company for a period beginning at least one year prior to the time the proposal was submitted and ending no earlier than the time Seneca Capital, L.P. became a record holder of the Company.

A response providing this information must be post-marked or transmitted electronically to us no later than 14 days from the date you receive this letter. Should eligibility be properly established by complying with the procedures set forth above, we will further evaluate the proposal contained in your December 18, 2006 letter, and we reserve the right to seek to exclude the proposal if in the Company's judgment the exclusion of such proposal in the proxy materials would be in accordance with the Securities and Exchange Commission proxy rules.

Thank you for your interest in the Company.

Very truly yours,

Michael L. Jines

SENECA CAPITAL
INVESTMENT PARTNERSHIP

January 12, 2007

BY FEDERAL EXPRESS AND FACSIMILE

Reliant Energy, Inc.
P.O. Box 1384
Houston, Texas 77251-1384
Attention: Michael L. Jines

Facsimile: 713-497-0140

Re: Shareholder Proposal of Seneca Capital, L.P.

Dear Mr. Jines:

In response to your letter dated December 29, 2006, please find enclosed a written statement from Bear, Stearns Securities Corp., record holder of Reliant Energy, Inc. (the "Company") common stock, $1 par value (the "Common Stock"), which confirms that at the time Seneca Capital, L.P. submitted its proposal and supporting statement to the Company for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2007 annual meeting of shareholders, Seneca Capital, L.P. owned in excess of $2,000 in market value of the Company's Common Stock continuously for over a year.

This letter also will serve to reaffirm Seneca Capital, L.P.'s intention to hold at least $2,000 in market value of the Company's Common Stock through the date of the Company's 2007 annual meeting when its shareholder proposal will be considered. We also intend to have an agent of Seneca Capital, L.P. attend and present the proposal at the Company's 2007 annual meeting.

Please contact us if you have any further questions.

Very truly yours,

SENECA CAPITAL, L.P.

By: SENECA CAPITAL ADVISORS, LLC, its general partner

By: ______________________
Name: Doug Hirsch
Title: Managing Member

BEAR
STEARNS

Bear, Stearns Securities Corp.
One MetroTech Center North
Brooklyn, NY 11201
Tel (347) 643-1000
www.globalclearing.com

January 11, 2007

Seneca Capital LP
590 Madison Avenue, 28th Floor
New York, NY 10022-8592

Re: Reliant Energy Inc. Common Stock, $1 par value; Cusip : 75952B105 (the "Stocks")

Dear Sir or Madam:

Please allow this letter to verify the market value of Seneca Capital LP (the "Fund") holdings in the Stocks.

The Fund maintains a certain account (the "Account") with Bear, Stearns Securities Corp. ("BSSC"). According to the records of BSSC, as of December 18, 2005 through the date hereof, the Fund, via the Account, has been the beneficial owner of the Stocks and has continuously held in excess of $2,000.00 in market value of the Stocks.

Very truly yours,
Bear, Stearns Securities Corp.

By: [signature]
John Callanan
Senior Managing Director

Reliant Energy.

NEWS

P.O. BOX 148 HOUSTON, TEXAS 77001-0148 TEL 713 497 3000 FAX 713 497 9151

For more information: **Dennis Barber, investors, (713) 497-3042**
Pat Hammond, media, (713) 497-7723

For immediate release: **Jan. 29, 2007**

Reliant Energy Seeks Decision Regarding Stockholder Proposal

HOUSTON – Reliant Energy, Inc. announced today that it has filed a declaratory judgment action in federal district court in Texas in response to a stockholder proposal submitted by a hedge fund, Seneca Capital, L.P.

The proposal filed by Seneca seeks to amend the company's bylaws to permit certain larger stockholders to nominate directors and have their nominees included in the company's proxy materials. Since the proposal is contrary to applicable securities laws and considerable precedent of the Securities and Exchange Commission (SEC) Reliant is seeking a judicial determination that it is permitted to exclude this proposal from its proxy materials.

Reliant has also submitted a "no-action" request to the SEC staff to exclude Seneca's proposal from Reliant's proxy. In its no-action request, the company has noted that the decision by the Second Circuit Court of Appeals, which covers the states of New York, Vermont and Connecticut, in a case involving a similar proposal submitted to *AIG* is not binding with respect to Reliant since Reliant is a Texas-based company. Last week, the SEC, while noting that the *AIG* decision was at odds with prior SEC interpretations, declined to address the jurisdictional issue in connection with a no-action request filed by Hewlett-Packard concerning a similar stockholder proposal. Reliant believes that today's action is necessary to resolve the jurisdictional issue.

Seneca appears to have advanced its proposal now in an effort to exploit the regulatory uncertainty created by the Second Circuit's decision and to preempt the efforts of the SEC to implement a stockholder access proposal that would be balanced and in the interests of all constituents. As SEC Chairman Christopher Cox stated recently, the Commission intends to craft a "carefully considered proposal that will ensure there is one, clear rule to protect investors' interests." Seneca's proposal is inconsistent with this spirit and with the stockholder access proposals that were previously considered by the SEC, and includes none of the safeguards that were part of those proposals.

Reliant is committed to high corporate governance standards. Over the last several years the company adopted mandatory share ownership requirements for officers and directors, limitations on public board service and mandatory director resignation requirements. Within the last six months the company added two new directors, including a director who is a substantial institutional shareholder representative. This year, Reliant is committed to amending its certificate of incorporation to declassify its board of directors, as well as to considering fully and fairly the majority voting proposal submitted by Seneca. But, as detailed in today's complaint, Seneca's shareholder access proposal is the opposite of good governance – an ill-considered bylaws amendment without either safeguards or clear procedures that would only serve to benefit certain large stockholders at the expense of all others.

Reliant regrets the necessity of initiating this action but believes that doing so is in the best interests of all its stockholders.

Reliant Energy, Inc. (NYSE: RRI) based in Houston, Texas, provides electricity and energy services to retail and wholesale customers in the United States. In Texas, the company provides service to approximately 1.9 million retail electricity customers, including residential, small business and commercial, industrial, governmental and institutional customers. Reliant also serves commercial, industrial, governmental and institutional customers in the PJM (Pennsylvania, New Jersey and Maryland) market.

The company is one of the largest independent power producers in the nation with approximately 16,000 megawatts of power generation capacity across the United States. These strategically located generating assets utilize natural gas, fuel oil and coal. For more information, visit http://www.reliant.com.

###

Reliant Energy

Michael L. Jines
Senior Vice President and
General Counsel

P.O. Box 1384
Houston, TX 77251
Voice: 713-497-7465
Fax: 713-497-0140

February 21, 2007

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street
Washington, DC 20549

Re: Reliant Energy, Inc. – Withdrawal of No-Action Request dated January 16, 2007

Dear Sir or Madam:

Reference is made to the no-action request letter, dated January 16, 2007 (the "Request Letter"), submitted by Reliant Energy, Inc., a Delaware corporation (the "Company"), relating to the Company's proposed omission of the shareholder proposal (the "Proposal") submitted to the Company by Seneca Capital, L.P. (the "Proponent") from the proxy materials to be distributed in connection with the Company's 2007 annual meeting of shareholders. By letter to the Company dated February 20, 2007, a copy of which is attached as Exhibit A hereto, the Proponent withdrew the Proposal. Accordingly, the Company hereby withdraws the Request Letter. A copy of this submission is being sent simultaneously to the Proponent.

In the event you have any questions or comments concerning the subject matter of this letter, please call the undersigned at (713) 497-7465.

Sincerely,

Michael L. Jines

Enclosure

cc: Seneca Capital, L.P.

SENECA CAPITAL
INVESTMENT PARTNERSHIP

February 20, 2007

BY FEDERAL EXPRESS AND FACSIMILE

Reliant Energy, Inc.
1000 Main Street
Houston, Texas 77002
Attn: Michael L. Jines
Senior Vice President, General Counsel and Corporate
Secretary

Re: Notice of Intention to Withdraw Proxy Access Proposal

Dear Mr. Jines:

This is to inform you that Seneca Capital, L.P. has determined to withdraw its proposal submitted by us on December 18, 2006 to Reliant Energy, Inc. and attached as Exhibit A. Accordingly, we are withdrawing our request that this proposal be included in the company's proxy materials for its 2007 annual meeting of shareholders (the "Annual Meeting") and we do not intend to appear in person or by proxy at the Annual Meeting to present this proposal.

Very truly yours,

SENECA CAPITAL, L.P.

By: SENECA CAPITAL ADVISORS, LLC, its general partner

By: [signature]
Name: Douglas A. Hirsch
Title: Managing Member

Attachment (Exhibit A)

Exhibit A

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, the stockholders of Reliant Energy, Inc. ("Reliant Energy" or the "Company") hereby amend Article III the Company's Bylaws by adding a new Section 5, and renumbering the existing Sections 5 through 11 as Sections 6 through 12:

Section 5. Proxy Access For Certain Candidates Nominated By Stockholders. Notwithstanding any other provisions of these Bylaws to the contrary, the Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this Section 5 (the "Qualified Nominator"), and allow stockholders to vote with respect to such nominee on the Company's proxy card for that meeting. Each Qualified Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Qualified Nominator must:

(a) have beneficially owned 3% or more of the Company's outstanding common stock (the 'Required Shares') for at least one year;

(b) provide written notice received by the Company's Secretary within the time period specified in Section 4 of Article III of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to herein as the 'Disclosure') and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Qualified Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability of any violation of law or regulation arising out of the Qualified Nominator's communications with stockholders, including the Disclosure (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and regulations relating thereto.

The Qualified Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Company's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this Section 5 and SEC Rules.

SUPPORTING STATEMENT

The Company's stockholders currently have little control over the process by which director candidates are nominated. Stockholders whose suggested nominees are not supported by the Company have no recourse other than sponsoring a dissident election campaign, which can be a

prohibitively expensive process. We believe that access to the proxy for purposes of electing a director nominated by stockholders is an effective mechanism for ensuring accountability.

WE URGE YOU TO VOTE "YES" FOR PROXY ACCESS.

Reliant Energy™

Michael L. Jines
Senior Vice President and
General Counsel

P.O. Box 1384
Houston, TX 77251
Voice: 713-497-7465
Fax: 713-497-0140

February 21, 2007

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street
Washington, DC 20549

Re: Reliant Energy, Inc. – Withdrawal of No-Action Request dated January 16, 2007

Dear Sir or Madam:

Reference is made to the no-action request letter, dated January 16, 2007 (the "Request Letter"), submitted by Reliant Energy, Inc., a Delaware corporation (the "Company"), relating to the Company's proposed omission of the shareholder proposal (the "Proposal") submitted to the Company by Seneca Capital, L.P. (the "Proponent") from the proxy materials to be distributed in connection with the Company's 2007 annual meeting of shareholders. By letter to the Company dated February 20, 2007, a copy of which is attached as Exhibit A hereto, the Proponent withdrew the Proposal. Accordingly, the Company hereby withdraws the Request Letter. A copy of this submission is being sent simultaneously to the Proponent.

In the event you have any questions or comments concerning the subject matter of this letter, please call the undersigned at (713) 497-7465.

Sincerely,

Michael L. Jines

Enclosure

cc: Seneca Capital, L.P.

SENECA CAPITAL
INVESTMENT PARTNERSHIP

February 20, 2007

BY FEDERAL EXPRESS AND FACSIMILE

Reliant Energy, Inc.
1000 Main Street
Houston, Texas 77002
Attn: Michael L. Jines
Senior Vice President, General Counsel and Corporate Secretary

Re: Notice of Intention to Withdraw Proxy Access Proposal

Dear Mr. Jines:

This is to inform you that Seneca Capital, L.P. has determined to withdraw its proposal submitted by us on December 18, 2006 to Reliant Energy, Inc. and attached as Exhibit A. Accordingly, we are withdrawing our request that this proposal be included in the company's proxy materials for its 2007 annual meeting of shareholders (the "*Annual Meeting*") and we do not intend to appear in person or by proxy at the Annual Meeting to present this proposal.

Very truly yours,

SENECA CAPITAL, L.P.

By: SENECA CAPITAL ADVISORS, LLC, its general partner

By: [signature]
Name: Douglas A. Hirsch
Title: Managing Member

Attachment (Exhibit A)

590 Madison Avenue, 28th Floor, New York, NY 10022 Tel. (212) 371-1300 Fax (212) 758-6060

Exhibit A

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, the stockholders of Reliant Energy, Inc. ("Reliant Energy" or the "Company") hereby amend Article III the Company's Bylaws by adding a new Section 5, and renumbering the existing Sections 5 through 11 as Sections 6 through 12:

Section 5. Proxy Access For Certain Candidates Nominated By Stockholders. Notwithstanding any other provisions of these Bylaws to the contrary, the Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this Section 5 (the "Qualified Nominator"), and allow stockholders to vote with respect to such nominee on the Company's proxy card for that meeting. Each Qualified Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Qualified Nominator must:

(a) have beneficially owned 3% or more of the Company's outstanding common stock (the 'Required Shares') for at least one year;

(b) provide written notice received by the Company's Secretary within the time period specified in Section 4 of Article III of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to herein as the 'Disclosure') and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Qualified Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability of any violation of law or regulation arising out of the Qualified Nominator's communications with stockholders, including the Disclosure (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and regulations relating thereto.

The Qualified Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Company's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this Section 5 and SEC Rules.

SUPPORTING STATEMENT

The Company's stockholders currently have little control over the process by which director candidates are nominated. Stockholders whose suggested nominees are not supported by the Company have no recourse other than sponsoring a dissident election campaign, which can be a

prohibitively expensive process. We believe that access to the proxy for purposes of electing a director nominated by stockholders is an effective mechanism for ensuring accountability.

WE URGE YOU TO VOTE "YES" FOR PROXY ACCESS.

END